Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Realty Capital New York City REIT, Inc.:

We consent to the use of our report dated March 31, 2015, with respect to the consolidated balance sheets of American Realty Capital New York City REIT, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2014 and the period from December 19, 2013 (date of inception) through December 31, 2013, and financial statement schedule III, real estate and accumulated depreciation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York
April 17, 2015